UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Future Business and Management Plan (Fair Disclosure)

※ The information below concerns future plans and is subject to change

1. Future Plan			Specification of future business objectives of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) following the establishment of the Company’s AI business strategy

2. Material Content and Implementation Timeline		Purpose	Sharing of organizational restructuring details aimed at consolidation of company-wide AI business capabilities and details of the business objectives derived from such restructuring
Details

1. SK Telecom’s AI Business Strategy

- Launch of AI “Company-in-Company” unit and consolidation of related business capabilities

2. AI-Related Investment and Revenue Goals for the Next Five Years

- Cumulative investment of Won 5 trillion over the next five years

- AI-related revenue of Won 5 trillion or more in 2030

	Implementation Timeline	From	September 25, 2025
		To	December 31, 2030
		Expected Investment Amount	Cumulative investment of Won 5 trillion over the next five years
		Anticipated Impact	AI-related revenue of Won 5 trillion or more in 2030

3. Obstacles			—

4. Date of Board Resolution			September 25, 2025

5. Provision of Information		Provider	SK Telecom
		Target Audience	All employees, media, etc.
		Expected Time and Date of Provision	September 25, 2025, 14:00 (Korea time)
		Name of Event (Location)	SK Telecom Townhall Meeting

6. Point of Contact (Department/Telephone Number)			IR Team, SK Telecom (+82-2-6100-2114)

7. Other Matters Relating to Investment Decision

- Regarding Item 2 above, the AI-related revenue target in 2030 reflects an update to such target originally included in the Company’s 2024 Corporate Value-Up Plan. Such change reflects developments in the AI market and business environment. The Company intends to disclose further details in its announcement of the 2025 Corporate Value-Up Plan.

- Regarding Item 4 above, the date of board resolution refers to the date on which the future business plan was announced, and such matter was not subject to a resolution of the board of directors of the Company.

- The relevant information is provided to increase the understanding of investors and contain forward-looking statements, which may change in the future based on factors such as the business environment.

Expected Date of Disclosure of Status			—

※ Related Disclosure			Disclosure of Corporate Value-Up Plan (October 24, 2024)

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: September 25, 2025